Exhibit 99.69

F3 - Increases Mineralized Strike Length of Tetra Zone System to 1.2km

Kelowna, British Columbia--(Newsfile Corp. - July 21, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce that geochemistry results from re- logging and maiden geochemical analysis of historic holes on the Broach property have returned 423ppm uranium over 0.5m, 1.2km southeast along strike from the recently discovered Tetra Zone (See Figure 1 This development has significantly increased the prospective strike length of the mineralized corridor which hosts the Tetra Zone, where drilling is currently in progress.

The F3 team completed comprehensive re-logging of historic drillholes on the Broach property, including PAT-15-001, PAT-16-002 and PAT-16-004 (See Photo 1). Re-logs noted intense clay alteration and bleaching around the Athabasca Unconformity, including fracture-controlled silicification, particularly in PAT-16-002; these are features often found in proximity to uranium mineralization. Drill holes were re- sampled following F3’s internal sampling procedures and geochemical results are highlighted by drillhole PAT-16-002 which returned 423ppm uranium over 0.5m from 164.5 to 165.0m. PAT-16-002 is located 1.2km to the southeast of Tetra zone (See Figure 1.)

Hole PLN25-201, drilled earlier this year, which we interpret to have overshot the ground conductor, was collared approximately 300m to the northeast of PAT-16-002 and displays similar alteration including intense bleaching and alteration just below the unconformity.

Highlights of historic drill core analysis:

PAT-16-002:

●	5.5m @ 63ppm U (160.0m to 165.5m), including:

●	0.5m @ 423ppm U (164.5m to 165.0m)

Sam Hartmann, Vice President Exploration, commented:

“In 2016, a previous operator cored two drill holes targeting gravity anomalies approximately 1.2 km southeast of the Tetra Zone. One of these, PAT-16-002, was drilled 300 meters from our recent PLN25- 201 hole, which was the first hole to target the ground conductor we defined last winter, and now host to the Tetra Zone. As no core samples from these historic holes were previously sent for analysis, F3 conducted geological re-logging and then maiden geochemical core sample analysis of the PAT-16-002 and PAT-16-004 cores. In PAT-16-002 we recognized strong clay alteration in the upper basement, with a 0.5-meter interval returning 423 ppm uranium—the highest uranium value recorded in any single exploration core sample from the PLN Project, outside of the JR and Tetra Zones. Only three other core samples across the project have approached this level, including one from PLN14-019 at 397 ppm, which sparked the 2022 exploration of the A1 conductor and lead to the discovery of the JR Zone, and two from PLN24-152, which intersected 0.014% U3O8 over 7 meters, including 0.051% U3O8 over 0.5 meters (see July 30, 2024, news release). The striking similarity in lithologies and alteration styles coupled with highly anomalous uranium values over a 1.2 km distance reinforces our belief of a potentially expansive mineralized system along strike from Tetra, significantly enhancing further discovery potential.”

Map 1. Tetra Zone Area - Prospective Strike Extension

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Photo 1. Lithology and Alteration Comparison of Tetra Zone Area and Historic Drillcore - 1.2km Apart

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Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property hosting the JR Zone Uranium discovery approximately 23km northwest of Paladin’s Triple R deposit, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property hosting the Tetra Zone, F3’s newest discovery 13km south of the JR Zone. All three properties comprising the PLN Project are accessed by Provincial Highway 955.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has reviewed and approved the data disclosed.

About F3 Uranium Corp.:

F3 is a uranium exploration company, focusing on the high-grade JR Zone and new Tetra Zone discovery 13km to the south in the PW area on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R project and NexGen’s Arrow project.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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